

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 27, 2014

Via E-mail
F. Mark Reuter, Esq.
Keating Muething & Klekamp PLL
One East 4th Street, Suite 1400
Cincinnati, OH 45202

> **Re:** **National Interstate Corporation**
> **Amended Schedule 13E-3 filed by Great American Insurance Company, and**
>   **American Financial Group, Inc.**
> **Filed February 21, 2014**
> **File No. 005-80324**
>
> **Amended Schedule TO**
> **Filed February 21, 2014**
> **Filed by Great American Insurance Company, and American Financial**
>   **Group, Inc.**
> **File No. 005-80324**

Dear Mr. Reuter:

We have reviewed your amended filings and have the following additional comments.

Schedule 13E-3

Introduction

1.   We reissue prior comment 1. The referenced disclosure continues to be included in the Introduction as well as a similar disclaimer referring to the Schedules 14D-9.

Schedule TO

Offer to Purchase

Cover Page

2.   We note you briefly describe the Schedule 14D-9 filed by the company. Please tell us why you do not, similarly, refer to the Schedules 14D-9 filed by Mr. Spachman and T. Rowe Price. Alternatively, revise your disclosure to refer to all Schedules 14D-9. Apply this comment to other sections of your offer document that refer to the company's Schedule 14D-9, as necessary.

Summary Term Sheet

3.   We reissue prior comment 4.

Special Factors

Background, page 9

4.   In the fourth paragraph of this section, you disclose that in 2013, you expanded the scope of actuarial and consultative services provided to National to assist it in its evolution of adverse severity trends. Please explain in greater detail exactly when you decided to expand the scope of services provided to National and the reasons why. Please include a more specific description of the industry and company challenges you reference here that National faced in 2013 and address the change in the timing of your review of the company's loss reserves described by Mr. Spachman in his Schedule 14D-9 (page 4). Finally, disclose the consequences of the changes and whether the results of the changes influenced either your decision to acquire National or the price you offered.

5.   We note your reference in this section to the February 17, 2014 meeting of National Interstate's board and your disclosure that "[d]uring the course of the meeting, AFG and Purchaser increased the per Share offer price to $30.00." Please expand disclosure to describe the background of how and when you reached this decision, including a description of any discussions or deliberations involved. In your revised disclosure, please specifically indicate how and when you became aware of the Duff & Phelps determination that the initial offer price was unfair, and indicate whether the Duff & Phelps determination effected your decision to increase the offer price.

Purpose and Reasons for the Offer, pages 11-14

6.   We note your response to our prior comment 7 and your revised disclosure that you believe National Interstate "may most fully and effectively complete the corrective action plan National Interstate adopted" as a private company wholly-owned by you. Please clarify the plan to which you refer and explain how the specific provisions of such plan would be more easily accomplished if National were your wholly-owned subsidiary.

7.   We note your response to our prior comment 8 and re-issue the comment in part. Please revise disclosure to indicate whether adjustments to National's loss reserves beginning in the second quarter of 2013 and continuing throughout the year played a role in your undertaking the going private transaction at this particular time.

Position of AFG and Purchaser Regarding Fairness of the Offer, page 14

8.   We re-issue our prior comment 14. Please expand to discuss how you were able to determine the offer was procedurally fair given that four members of National Interstate's

board of directors serve as executive officers of AFG and GAIC and advised you in reaching the fairness determination.

Premiums Paid in Insurance Minority Buy-out Transactions, pages 16-17

9.   We note you include "selected minority buy-in transactions since 1998" in the table in this section. Please disclose what criteria you used to select these particular transactions over others and explain in further detail how these sample transaction are representative of the current transaction. In addition, please clarify whether each controlling company in the sample transactions owned sufficient shares of the target under state law or under the target's organizational documents to effect extraordinary transactions without regard to the shares held by the minority shareholders, unlike the current transaction between GAIC and National Interstate.

Dividend Discount Analysis – AFG and Purchaser Assumptions, page 17

10.   Please revise disclosure to indicate why you believe a dividend discount analysis, as opposed to other methods of valuation, is the appropriate analysis for use in determining a fair offer price.

11.   Disclose the bases for your use of discount rates of 9%-13% and for the 2016 net income terminal multiples of 13.0x to 15.0x. Apply this comment to the other "Dividend Discount" analyses.

12.   Revise the "Dividend Discount" analyses to show how the information disclosed resulted in the dividends per share and equity value range disclosed.

Fairness Determination, page 18

13.   Please ensure that you specifically address each factor listed in Instruction 2 to Item 1014 of Regulation M-A in your discussion of the fairness determination to unaffiliated security holders. To the extent a factor in Instruction 2 was not considered in your determination, you should briefly address why for each such factor.

14.   We note your disclosure in the second bullet point that despite higher historical trading prices, you believe that the offer price is more indicative of the fair value of the shares than certain historical market prices. Please disclose the basis for your belief.

15.   In the fifth bullet point in this section, you disclose that the offer and merger is all cash, which provides "certainty of value" to shareholders. Please explain how this factor makes the offer fair when there is currently a liquid trading market for National's common shares.

16.   In the last bullet point of this section, we note your disclosure that if the offer and merger are completed, any non-tendering shareholders will be entitled to receive the same type

F. Mark Reuter, Esq.
Keating Muething & Klekamp PLL
February 27, 2014
Page 4

and amount of consideration in the merger that the shareholder would have received in the offer. We note a similar statement in the sixth bullet point. Please qualify this disclosure by emphasizing that you are not required or committed to complete the second-step merger as part of this offer, and that in the event you do not, non-tendering shareholders have no assurance that they will receive the same type and amount of consideration in any later transaction. Please ensure that you insert this qualification throughout your offer document as necessary.

Transactions and Arrangements Concerning the Shares, page 23

17.   We reissue prior comment 17. We note that Mr. Spachman filed a Schedule 14D-9.

Interests of Directors and Executive Officers in the Offer, page 25

18.   We note your response to our prior comment 23 and re-issue the comment. We could not locate the additional disclosure on specific conflicts of interest you reference in your response.

Conditions to the Offer, page 38

19.   We note the revision made in response to prior comment 26. Tell us, with a view toward revised disclosure, about your plans with respect to any shares delivered pursuant to guaranteed delivery procedures but which are not subsequently properly delivered and which may cause the minimum tender condition to not be satisfied. In this respect, we remind that all conditions, other than those subject to government approvals, must be satisfied or waived at the expiration of the offer.

        Please direct any questions to Austin Stephenson at (202) 551-3192 or me at (202) 551-3619. Please send all correspondence to us at the following ZIP code: 20549-3628.

                                        Sincerely,

                                        /s/ Daniel F. Duchovny
                                        Daniel F. Duchovny
                                        Special Counsel
                                        Office of Mergers and Acquisitions